UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Vedanta Limited

We hereby submit the voting results with regard to the Postal Ballot Notice dated October 28, 2016 along with the Scrutinizers Report issued by Advocate R. G. Ramani, the scrutinizer for seeking approval from the shareholders for the following Special resolutions

Resolution No.	Description

1	Approval of Vedanta Limited Employee Stock Option Scheme -2016 (ESOS);

2	Approval of Vedanta Limited Employee Stock Option Scheme – 2016 (ESOS) to the employees of the holding / subsidiary company(ies) of the Company;

3	Authorise ‘Vedanta ESOS Trust’ for Secondary Acquisition

We like to inform you that all the resolutions as mentioned in the Notice dated October 28, 2016 have been passed by the members with requisite majority.

The results and the Scrutinizer Report with regard to Postal Ballot Notice dated October 28, 2016 is attached as Exhibit 99.1.

Exhibits

Ex-99.1 The results and the Scrutinizer Report with regard to Postal Ballot Notice dated October 28, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2016

VEDANTA LIMITED

By:	/s/ G.R. Arun Kumar
Name:	G. R. Arun Kumar
Title:	Whole-Time Director & Chief Financial Officer